

June 3, 2011

Via Facsimile and Mail
Mr. Mark R. Richards, President and CEO
Paperweight Development Corp.
Appleton Papers Inc.
825 East Wisconsin Avenue, P.O. Box 359
Appleton, Wisconsin 54912-0359

> **Re:** **Paperweight Development Corp.**
> **Appleton Papers Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2011**
> **Filed March 11, 2011**
> **File No. 333-82084-01**
> **File No. 333-82084**

Dear Mr. Richards:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 1, 2011

Directors, Executive Officers, page 107

1. In future filings please disclose for Mr. Richards the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company at the time that the disclosure is made, in light of the company's business and structure. See Item 401(e) of Regulation S-K

<u>Executive Compensation, page 111</u>
<u>Market Survey Process, page 112</u>

2. We note the disclosure on page 112 that you use market survey data, which appears to provide position-based compensation levels across broad industry segments. To the extent that the compensation committee is aware of the identities of the companies that comprise any of the survey data, please confirm that you will identify in future filings the benchmark companies, as required by Item 402(b)(2)(xiv) of Regulation S-K. To the extent the compensation committee is not aware of the identities of the companies in the survey data, confirm that you will clearly state in future filings. Please provide us with proposed draft disclosure.

3. Please disclose in greater detail how market data is used in determining the various elements of compensation. For example and without limitation, we note your disclosure in the last sentence of the first paragraph of page 114 that "[i]ndividual grant levels for named executive officers are determined so that total targeted compensation . . . is competitive with the external market for total compensation." In future filings please include disclosure regarding how the named executive officers' targeted compensation actually compares to the market compensation data you use. Please provide us with proposed draft disclosure.

<u>Annual Performance-Based Incentive Plan, page 113</u>

4. We note your disclosure that the executive's annual performance-based incentive bonus may be increased or decreased by 20% based on the executive's achievement of strategic business objectives established by the CEO at the beginning of the fiscal year. In future filings please provide additional qualitative and quantitative disclosure on these objectives and how individual performance contributed to actual compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K. Please provide us with proposed draft disclosure.

<u>Long Term Performance Cash Plan, page 115</u>

5. We note that the 2008-2010 performance cycle ended and that no incentive was paid. Clearly disclose in future filings the performance measures used for each performance cycle and how the award will be determined. Please confirm that you will disclose in future filings the targets for the performance cycle once the performance period has ended. In addition, please note that the fact that no incentive was paid does not mean that disclosure of the performance targets is not required. Please provide us with draft disclosure.

Item 13

6. Please confirm that you will provide the disclosure required by Item 404(b) of Regulation S-K in future filings.

Exhibits

7. We note that Exhibit 4.15, 10.2, 10.5, 10.9.2, 10.10, 10.11, 10.12, 10.13, 10.25.6, and 10.30 are missing schedules, attachments or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director